Exhibit 4

LU10218NY Page 1
ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK (herein called "we" or "us") Accumulation Benefit Rider

This rider was issued because you selected the Accumulation Benefit Rider. This rider modifies the benefit provided by your Contract, to the extent described below, and the charge for this rider is in addition to the charges defined in your Contract. As used in this rider, "Contract" means the Contract or Certificate to which this rider is attached. The following defined terms are used in this rider:

o The "Rider Date" is the date this rider was made a part of your Contract.
o Rider Maturity Date: The date that the rider expires and on which the

Accumulation Benefit, if any, is payable. o The "Rider Period" begins on the Rider Date and ends on the Rider Maturity Date. o Guarantee Option: There are two Guarantee Options available, Guarantee Option 1 and Guarantee Option 2. The Guarantee Option must be selected at issue. Each Guarantee Option may have specific investment limitations associated with it. The Guarantee Option and Rider Period determine the Accumulation Benefit (as described in the Accumulation Benefit section below). Rider Periods of 8-11 years are available with Guarantee Option 1 and Rider Periods of 10-16 years are available with Guarantee option 2. The Guarantee Option you selected is indicated below.

o The AB Factor is determined by the Rider Period and Guarantee Option you selected as of the Rider Date as follows: o Guarantee Option 1: AB Factor = Rider Period X 12.5%
o Guarantee Option 2: AB Factor = Rider Period X 10.0%
o The " Rider Fee Percentage" is used to calculate the "Rider Fee", the cost of the rider. Refer to the Rider Fee section for a description of how the cost of the rider is determined and deducted. Below are specific information as they relate to your contract:

Rider Date: mm/dd/yyyy
Rider Maturity Date: mm/dd/yyyy
Rider Period: 8-11 years
Guarantee Option: 1
AB Factor: 0.50 - 3.00
Rider Fee Percentage: 1.25%

The following is added to your Contract.

I. Accumulation Benefit
The Accumulation Benefit defines a minimum level for the Contract Value at the Rider Maturity Date. On the Rider Maturity Date, if the Accumulation Benefit is greater than the Contract Value, then the Contract Value will be increased to equal the Accumulation Benefit. The excess amount of any such increase will be allocated to the money market sub-account.


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Prior to the Rider Maturity Date, the Accumulation Benefit will not be available as a Contract Value, Settlement Value, or Death Proceeds. Additionally, if this rider is terminated for any reason prior to the Rider Maturity Date, no Accumulation Benefit will be paid. After the Rider Maturity Date, this rider provides no additional benefit.

The Accumulation Benefit is calculated by multiplying the AB Factor, shown above, by the Benefit Base.The AB Factor is used solely for purposes of determining the Accumulation Benefit. II. Benefit Base The Benefit Base is used solely for purposes of determining the Rider Fee and the Accumulation Benefit. It is not available as a Contract Value, Settlement Value, or Death Proceeds. On the Rider Date, the Benefit Base is equal to the Contract Value. After the Rider Date, the Benefit Base will be recalculated for purchase payments and withdrawals as follows:

o The Benefit Base will be increased by purchase payments (and associated Credit Enhancements, if applicable to your Contract) made prior to or on the first Contract Anniversary following the Rider Date. Subject to the terms of your Contract, you may add purchase payments to your Contract after this date, but they will not be included in the calculation of the Benefit Base.

o The Benefit Base will be decreased by a Withdrawal Adjustment for each withdrawal.

The Withdrawal Adjustment is equal to (a) divided by (b), with the result multiplied by (c), where: (a) = the withdrawal amount (b) = the Contract Value immediately prior to the withdrawal (c) = the Benefit Base immediately prior to the withdrawal The Benefit Base will never be less than zero.

III. Rider Fee

A Rider Fee will be deducted annually on each Contract Anniversary from each of the Variable Sub-accounts on a pro-rata basis in the proportion that your value in each bears to your total value in all Variable Sub-accounts. Rider Fees will decrease the number of Accumulation Units in each Variable Sub-account.
If, at the time the Rider Fee is deducted, the Rider Fee exceeds the total value in all Variable Sub-accounts, the excess of the Rider Fee over the total value in all Variable Sub-accounts will be waived. The first Rider Fee will be deducted on the first Contract Anniversary following the Rider Date. A Rider Fee will be deducted on each subsequent Contract Anniversary up to and including the Rider Maturity Date or the date the rider is terminated, whichever is sooner. If you terminate this rider on a date other than a Contract Anniversary and a Rider Fee would have been applicable on the Contract Anniversary immediately following the date of termination, we will deduct a Rider Fee from your Contract Value on the date the rider is terminated. We will not charge a Rider Fee on the date the rider is terminated if you cancel this rider on a date other than the Contract Anniversary under the Rider Trade-In Option. The Rider Fee will cease after the Rider Maturity Date or after the Rider terminates, whichever is sooner.
The Rider Fee is calculated by multiplying the Rider Fee Percentage by the Benefit Base as of the applicable Contract Anniversary or rider termination date. The Rider Fee Percentage is shown above. Once this rider has been issued, the Rider Fee Percentage will not change.


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IV. Cancellation of the Rider

You may cancel the rider at any time on or after the 10 anniversary of the Rider Date and prior to the th Rider Maturity Date by: o notifying us in writing in a form satisfactory to us; or o changing your investment allocations or making other changes so that the allocation of Investment Alternatives no longer adheres to the investment requirements for this rider.

V. Rider Trade-In Option

The Rider Trade-In Option allows you to cancel this rider and immediately add a new Accumulation Benefit Rider ("New Rider"), provided all of the following conditions are met:

o The trade-in must occur on or after the 10 anniversary of the Rider Date and prior to the Rider th Maturity Date.

o The New Rider will be made a part of your Contract on the date this rider is cancelled, provided it is cancelled for reasons other than the termination of your Contract.

o The New Rider must be an Accumulation Benefit Rider that we make available for use with the Rider Trade-In Option.

o The issue requirements of the New Rider must be met as of the date the New Rider is made a part of your Contract. The rider does not modify any of the terms and conditions of the New Rider.

VI. Death of Owner or Annuitant

If the Owner or Annuitant dies before the Rider Maturity Date, then one of the following provisions will apply depending on which Option is selected under the Death of Owner or Death of Annuitant provisions of the Contract ("Option D", as mentioned below and as defined in the contract, allows the new Owner to continue the contract in the Accumulation Phase. Refer to your contract for more details):

1. If the Contract is continued under Option D of the Death of Owner provision of the Contract, then this rider will continue unless the new Owner elects to cancel this rider. If the rider is continued, it will remain in effect until terminated pursuant to Section VII. below.

2. If the Contract is continued under Option D of the Death of Annuitant provision of the Contract, then this rider will continue unless the Owner elects to cancel this rider. If the rider is continued, it will remain in effect until terminated pursuant to Section VII. below.

3. If the Contract is not continued under either 1. or 2. above, then this rider will terminate on the date we receive a complete request for settlement of the Death Proceeds. Note that if the Accumulation Benefit is greater than the Contract Value at the time the decision to continue the Contract under Option D of the Death of Owner or Option D of the Death of Annuitant provisions of the Contract, it may be in the interest of the new owner to continue the Rider depending upon the new Owner's individual circumstances. The new Owner should consult with a financial advisor prior to making their decision.


VII. Termination of the Rider

This rider will terminate on the earliest of the following to occur:

o On the Rider Maturity Date


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o On the Payout Start Date
o On the date the Contract is terminated
o On the date the rider is cancelled
o On the date this rider is terminated under Section VI.3. of this rider
o On the date this rider is replaced with a New Rider under the Rider Trade-In Option.

As stated under the Withdrawal provision of your contract, if any withdrawal reduces the Contract Value to less than $1,000, and no purchase payments have been received for 3 years, we will treat the request as a withdrawal of the entire Contract Value. If you withdraw the entire Contract Value, the Contract will terminate. However, the contract will not terminate if the Rider fees and/or performance of the Fixed and Variable Sub-accounts were to bring the Contract Value below the $1,000 threshold.

VIII. Investment

Limitations for this Rider By adding this rider to your Contract, you agree to adhere to certain requirements related to the Investment Alternatives in which you may invest during the Rider Period. The specific requirements will be determined by the Guarantee Option you selected. These requirements may include, but are not limited to, maximum investment limits on certain Variable Sub-accounts or on certain Fixed Account Options, exclusion of certain Variable Sub-accounts or of certain Fixed Account Options, required minimum allocations to certain Variable Sub-accounts, and restrictions on transfers to or from certain Investment Alternatives. We will require that you use an automatic portfolio re-balancing program. Each calendar quarter the program will automatically rebalance your Contract Value in each Investment Alternative to the percentage allocations you selected. These allocations must satisfy the investment requirements of the Guarantee Option selected. This may require a reduction in the portion of your Contract Value allocated to Investment Alternatives which have out performed others on a relative basis. A current explanation and list of investment requirements is set forth in the prospectus that pertains to your Contract. Except as amended in this rider the Contract remains unchanged.


Secretary Chairman and Chief Executive Officer